Filed by MiniMed Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Medtronic plc
Commission File No.: 001-36820

Split-Off Transaction Roadshow

September 2026

Investor contacts:
Ryan Weispfenning, VP, Head of Investor Relations
ryan.weispfenning@medtronic.com

John Hsu, CFA, Sr. Director, Investor Relations – Strategic Finance
john.hsu@medtronic.com

minimed



Masen,
MiniMed Flex™ user

Forward Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, subject to risks and uncertainties, including risks related to the expected effects on MiniMed and Medtronic plc ("Medtronic") of the exchange offer, the anticipated timing and benefits of the exchange offer, Medtronic's ability to satisfy the necessary conditions to consummate its separation of MiniMed, Medtronic's ability to successfully consummate the separation of MiniMed and realize the anticipated benefits from the separation (including consummating the transaction on a basis that is generally tax-free to shareholders), competitive factors, difficulties and delays inherent in the development, review marketing and sale of medical products, government regulation, geopolitical conflicts, general economic conditions, and other risks and uncertainties described in MiniMed's periodic reports on file with the US Securities and Exchange Commission. Actual results may differ materially from anticipated results expressed or implied by these forward-looking statements. MiniMed's forward-looking statements speak only as of the date of this presentation. In some cases, you can identify these statements by forward-looking words or expressions, such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "looking ahead," "may," "plan," "possible," "potential," "project," "should," "going to," "will," and similar words or expressions, the negative or plural of such words or expressions and other comparable terminology. MiniMed undertakes no obligation to update forward-looking statements or any of the information contained in this presentation.

Non-GAAP Financial Measures

In this presentation MiniMed includes certain financial measures not presented in accordance with U.S. GAAP. These "non-GAAP financial measures" are intended to supplement, and should not be considered as superior to, or substitutes for, financial measures presented in accordance with U.S. GAAP. These non-GAAP financial measures include Organic Revenue Growth. MiniMed believes that these non-GAAP financial measures provide information useful to investors in understanding MiniMed's underlying operational performance and trends and may facilitate comparisons with the performance of other companies in the medical technologies industry. See "GAAP to Non-GAAP Reconciliations for Financials" for reconciliations for each of these non-GAAP financial measures to the most directly comparable GAAP measures.

Financial Comparisons

References to results increasing, decreasing, or remaining flat are in comparison to the same period in the prior fiscal year. Unless stated otherwise, quarterly and annual rates and ranges are given on an organic basis. References to sequential revenue changes are in comparison to the prior fiscal quarter.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities or a recommendation as to whether investors should participate in the exchange offer. MiniMed has filed with the SEC a registration statement on Form S-4 (the "Registration Statement") that includes a Prospectus. The exchange offer is made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Medtronic, MiniMed and related matters, and Medtronic has delivered the Prospectus to holders of Medtronic ordinary shares. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Medtronic, MiniMed or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Medtronic has filed with the SEC a Schedule TO, which contains important information about the exchange offer.

Holders of Medtronic ordinary shares may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Medtronic and MiniMed file electronically with the SEC free of charge at the SEC's website at http://www.sec.gov. Holders of Medtronic ordinary shares may also obtain a copy of the Prospectus by clicking on the appropriate link at www.dfking.com/MDTSeparation.

Medtronic has retained D.F. King & Co., Inc. as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-(877) 361-7972 (toll-free for shareholders) or +1-(646) 845-0146 (banks, brokers, and all others outside the United States).

Market and Industry Data

This presentation includes market and industry data and forecasts that MiniMed has derived from independent consultant reports, publicly available information, various industry publications, other published industry sources, and its internal data and estimates. The material that follows and the accompanying oral presentation present general background information about MiniMed as of the date of the presentation. This information consists of publicly available information concerning MiniMed and the industries in which it participates. It is information in summary form and does not purport to be complete. It is not intended to be relied upon as advice to potential investors and does not form the basis for an informed investment decision. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Although MiniMed believes that these third-party sources are reliable, it does not guarantee the accuracy or completeness of this information, and MiniMed has not independently verified this information. MiniMed's internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which MiniMed operates and management's understanding of industry conditions. Although MiniMed believes that such information is reliable, it has not had this information verified by any independent sources. In addition, the information contained in this presentation is as of the date hereof (except where otherwise indicated), and MiniMed has no obligation to update such information, including in the event that such information becomes inaccurate or if estimates change. Subsequent materials may be provided by or on behalf of MiniMed in its discretion and such information may supplement, modify or supersede the information in these materials. Neither MiniMed, nor any of its affiliates, advisors or representatives shall have any liability whatsoever (in negligence or otherwise) for any loss or damage howsoever arising from any use of these materials or their contents or otherwise arising in connection with these materials. Financial Presentation MiniMed utilizes a 52/53-week fiscal year, ending the last Friday in April each year. Accordingly, references to fiscal years are to MiniMed's fiscal year ended on the last Friday in April of such year (e.g. FY25 refers to MiniMed's fiscal year ended April 25, 2025).

Trademarks, Trade Names, and Service Marks

Exchange Offering Summary

Issuer	MiniMed Group, Inc / MMED / Nasdaq
Offer to Exchange	Up to 225,361,295 shares of MMED Common Stock for Medtronic Ordinary Shares and if the deal is oversubscribed, MDT currently intends to accept an additional number of Medtronic Ordinary Shares that are validly tendered and not validly withdrawn not to exceed two percent of the total outstanding Medtronic Ordinary Shares constituting all of MDT's remaining interest in MMED.
Target Discount on MMED:	7% based on the average of the VWAPs of MMED and MDT during the Pricing Period (subject to Maximum Exchange Ratio)
Maximum Exchange Ratio	4.5939 shares of MMED per share of MDT tendered (represents 12% discount to the closing price of MMED on September 11)
Minimum Condition	50% participation in the tender (112,680,647 shares of MMED distributed)
Potential MDT Shares Repurchased	Based on the maximum ratio of 4.5939x, a minimum of 49.1mm MDT shares (3.8% outstanding) would be repurchased in the exchange offer
Pricing Period	Expected to be October, 5, 6, 7; Defined as the simple arithmetic average of the daily VWAPs of MDT and MMED Common Stock during the three consecutive trading days
Expiration	Expected to be 12:00 midnight, New York City time, at the end of the day on October 9
Dealer Managers	Goldman Sachs | BofA Securities
Exchange Agent	Equiniti Trust Company, LLC
Information Agent	D.F. King & Co., Inc.

Today's presenters



Que Dallara
Chief Executive Officer

26 years
of proven leadership in growth, innovation, and enterprise transformation across technology and healthcare

~4 years
driving innovation and patient-focused leadership at MiniMed

Honeywell Microsoft TE



Chad Spooner
Chief Financial Officer

30 years
of financial leadership experience and management at public companies across healthcare, consumer, and industrial sectors

~8 months
CFO at MiniMed with an impressive track record, and proven leadership in driving transformation and growth

BiC TENEX Capital Management GE



Ali Dianaty
Chief Product and Technology Officer

22 years
leading portfolio management and R&D through the technology and product development life cycle

9 years
building smart and purposeful technology and innovation at MiniMed

St. Jude Medical Boeing



Ryan Weispfenning
VP, Head of Investor Relations

26 years
at Medtronic, including 18 years executing and leading investor relations through dynamic market environments

~9 months
key strategic partner at MiniMed engaging with the investor community

Medtronic

Invest in better patient days with MiniMed


Deance,
MiniMed Flex™ user

1. Providing full stack diabetes technology platform for large and underpenetrated insulin-intensive market; 38M+ patients global TAM[a]
2. Proven innovation engine with an established track record of delivering growth
3. Significant portfolio refresh by end of CY'27; poised to set new bar for outcomes and ease of use across every patient cohort
4. Unmatched global commercial scale and reach to drive growth
5. Targeting accelerating sales growth and expanding margins with robust free cash flow

[a] Estimated market size based on last twelve months ended February 2026 revenue from public filings of leading diabetes device manufacturers as identified by Seagrove partners.

New MiniMed is a full-stack insulin delivery company…

$3.1 billion
FY26 net sales

~80
Countries served

659K+
Total active pump users

#1
Pump satisfaction in the US (MiniMed™ 780G)

~80%
FY26 net sales of CGMs, other consumables, software and services

HSD/LDD
Organic revenue growth for 12 consecutive quarters as of Q1 FY27[b]

Thousands of
Prescribing HCPs

80%
MiniMed™ 780G users who achieve Time in Range (TIR)[a]

Full-stack Automated Insulin Delivery (AID) therapy partner


†
CGM

+


Insulin delivery

+


Dosing algorithm

+


Unified digital experience

† The sensor shape and appearance is a mark of Abbott.

[a] patients on recommended optimal settings.
[b] per MiniMed and Medtronic public filings.

… and leading the way into the 'hands-free' era

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Breaking news: accelerating the pipeline

Announced Aug. 17 | **Announced on Q1 Earnings Call – Sept. 1**



MiniMed Flex™ US Launch

Launched with Simplera Sync™ late-June

Received Medicare approval late July

Launched with Instinct mid-August



MiniMed Fit™ FDA 510(k) Submitted

300-unit reservoir

Up to 7 days wear

SmartGuard™ algorithm at launch

Launch Expected Summer'27

CE



MiniMed Flex™ CE Mark Secured

Early customer pilot starting this Fall with Simplera Sync™

Launch Expected Nov'26

Vivera™ FCL Algo Trial Enrolled

Fully closed loop algorithm for T1 and T2 children and adults

US pivotal enrollment complete; Launch expected CY27



MiniMed Next-Gen Extended Wear CGM IDE approved

Enhanced chemistry

Planned to use existing Simplera manufacturing lines

US IDE approved; enrollment expected to start Fall 2026

Significant growth headroom as AID becomes the standard of care

Fueled by expected +10% annual total patient growth[2] through 2030

$19B TAM[b,3] Expected to grow double digits

~7% Global insulin pump adoption

Our focus - the intensive insulin population

	Non-insulin type 2	Basal insulin type 2	Intensive insulin type 2	Type 1
Worldwide population	304M	33M	20M	18M
Developed markets population[a]	67M	9M	5M	5M

All figures are rounded to the nearest full number.

Biggest opportunity: great outcomes with highest freedom for PWDs

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[a] Developed markets defined as countries with sizeable diabetes populations and established diabetes reimbursement, including United States, Canada, Australia, New Zealand, Japan, S. Korea, Israel and major countries in Western Europe. [b] Based on last twelve months ended February 2026 revenue from public filings of leading diabetes device manufacturers as identified by Seagrove Partners.

Capitalizing on innovation super-cycle to deliver for all patient cohorts

Durable pumps
Used by over **1.5 million patients**[5] across the world

Patch pumps
Used by over **500k patients**[5] across the world

Smart MDI
New therapy, low adoption but growing



Multiple daily injections (MDI)
Used by over **30 million patients**[4] that could benefit from AID in the future

Opportunities for future AID adoption

only **~7%** of eligible patients are using a pump system today[5]

MiniMed™ 780G with SmartGuard™ algorithm drives consistent, sensor-agnostic performance



9:41
100
mg/dL
0.3U
Active Insulin
9:38
AM
0.3 U
Act. insulin
MiniMed
0.3U
Active Insulin
†

SmartGuard™
Meal Detection™ technology detects missed doses and delivers automatic corrections up to every five minutes

MiniMed™ 780G insulin pump
Flexible targets as low as 100mg/dL

Simplera Sync™ sensor
All-in-one easy-to-insert disposable continuous glucose monitor

Extended infusion set
The first commercialized infusion set designed for up to 7 days of wear time

Instinct sensor
Quick sensor insertion. Wear for up to 15 days.

Smartwatch display
Discreetly monitor values on your watch face

75-78%
Median TIR[7]

An AID system that delivers consistent performance



DIABETES
TECHNOLOGY & THERAPEUTICS

Randomized crossover study[6] showed virtually identical glycemic outcomes with the MiniMed™ 780G using either the Simplera Sync™ sensor or Instinct sensor, made by Abbott

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T1D: Indicated for 7+ years of age for all sensors.T2D: Indicated for 18+ years of age with Simplera Sync™ and Guardian™ 4 sensor.
† The sensor shape and appearance is a mark of Abbott.
Due to inherent data limitations, caution is advised when attempting to extrapolate these results to new patients. There could be significant differences.

SmartGuard™ algorithm delivers best-in-class real-world clinical outcomes

Across[a] 34 studies totaling 635,463 users on 8 AID systems



95
75
55
35
Time in Range (%) Mean
> 70% TIR
ADA recommended guideline
AID system
minimed
780G
670/770G
670G
TANDEM Diabetes Care
Control-IQ
Insulet
Omnipod 5
CamDiab
CamAPS
diabeloop
DBLG1
TIDEPOOL
Loop
Beta Bionics
Not shown due to lack of data
Study population size
< 15,000
30,000
60,000
90,000
120,000

minimed

a. Pöhlmann J, Smith-Palmer J, Serné EH, et al. A Systematic literature review and meta-analysis of real-world evidence on automated insulin deliver1 Laron-Hirsch, M., et al. Glycemic concordance of Simplera Sync™ and Instinct sensors in MiniMed™ 780G system users:

~2x more users at TIR goal with MiniMed™ 780G vs. Omnipod 5

Real world evidence from hundreds of thousands of patients



minimed

8/10[a]

Users meet ADA guidelines

TIR target of >70%

Users with optimal settings

80% of users reaching TIR target



N= 65,788 [8]

All users

61% of users reaching TIR target



N= 397,810 [8]



Insulet

5/10[b]

Users meet ADA guidelines

TIR target of >70%

Users with optimal settings

46% of users reaching TIR target



N= 37,640 [9]

All users

33% of users reaching TIR target



N= 69,902 [9]

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[a] 100 mg/dL & 2hrs AIT.
[b] 110mg/dL target.

MiniMed™ 780G mimics how a pancreas works to drive the highest TIR

Other Gen 1 AID keeps people with diabetes (PWD) higher for longer



A healthy pancreas provides continuous insulin

95%+

Real World TIR[11]


High glucose (>180 mg/dL)
Low glucose
Meal consumed
1 hr
2 hrs



MiniMed™ 780G automatically adjusts and corrects[a] every 5 min[b]

75-78%[c]

Real World TIR[7]


Meal detected
Meal consumed
1 hr
2 hrs



Insulet
Dexcom
Abbott

Omnipod 5 only delivers discrete boluses

61-70%

Real World TIR[9]


Manual bolus by user
Meal consumed
1 hr
2 hrs



TANDEM Diabetes Care
Dexcom
Abbott

Tandem CIQ can only deliver corrections once every 60 min.

61-72%

Real World TIR[10]


Manual bolus by user
Meal consumed
1 hr
2 hrs

Glucose level — Insulin delivery

Auto correction with Meal Detection™ tech
Auto correction

minimed

[a] Refers to auto correct, which provides bolus assistance. Can deliver all correction doses automatically without user interaction, feature can be turned on and off.
[b] Refers to SmartGaurd Technology. Individual results may vary.
[c] Range between all users and optimal settings.

Pipeline


Julia,
MiniMed Go™ user

minimed

Delivering our pipeline ahead of expectations

	Timelines at IPO / S-1 (Say)	Updates since IPO (Do)	Change
MiniMed™ **780G with Instinct** EU launch	CY27	July 2026	+4Q
MiniMed **Go**™ EU launch	Q1 CY26	Feb 2026	✓
MiniMed **Go**™ US launch	Spring CY26	May 2026	✓
MiniMed **Flex**™ **with Simplera** US launch	Fall CY26	June 2026	+2Q
MiniMed **Flex**™ EU CE Mark	End of CY26[a]	July 2026	+2Q
MiniMed **Flex**™ **with Instinct** US launch	Fall CY26	August 2026	+1Q
MiniMed **Fit**™ US submission	Fall CY26	August 2026	+1Q
Vivera™ gen 3 algorithm US pivotal study	Start by Feb 2026	Started Feb 2026. Completed enrollment August 2026.	✓

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[a]Timeline provided during Q4 FY26 earnings call

Gen 3 portfolio raises the bar on outcomes and user freedom…

CGM options

Simplera™
Launched



Instinct †
Launched

Insulin delivery options



MiniMed Go™
US launched May '26
EU launched Feb '26

Vivera™ Algorithm
US pivotal trial started Feb.'26, fully enrolled Aug.'26, expect H2 CY27 launch
EU TBA



MiniMed Flex™
US launch June'26 (with Simplera™), August '26 (with Instinct)
EU launch expected Nov.'26



MiniMed Fit™
US submitted Aug'26; expected Summer'27 launch
EU TBA

Unified digital experience

Single User App
Cleared by FDA
Approved in EU



minimed
100 mg/dL
3 min ago
Active insulin 0.3 U
Home
Devices
Settings
Alerts

Caregiver App



minimed
Following
3 mins ago
You can follow 3 more people.
Olivia Williams
100 mg/dL
Tom Jameson
100 mg/dL

CareLink™ Clinic (HCP)
Launched



TRIAGE STATUS
minimed
Patients

…with one unified experience

[a] Regulatory milestones relate to MiniMed Go app.
† The sensor shape and appearance is a mark of Abbott.

MiniMed Go™



minimed
100 mg/dL
3 min ago
Active insulin 0.3 U
5 PM
6 PM
7 PM
Home
Devices
Settings
9:38
100 mg/dL
3 min ago
Active insulin 0.3U
Download on the App Store
GET IT ON Google Play

†

30M+ MDI patients

Simple self-start, integrated Smart MDI system

- Single app, real-time integration with CGM
- Automatic measuring, tracking, and dosing
- Takes the guesswork out of MDI therapy
- Integration with Carelink™ for HCPs

Strategic advantage

- For PWDs with HbA1c >8.0% who refuse AID
- Easy start therapy, familiar for MDI users. Simple. Affordable.
- "Patient finder" gateway to AID
- AID backup that grows revenue per patient

Launch Update

EU launched Feb '26

US launched May '26

"Real-world evidence showed that users who responded more consistently and quickly to actionable alerts with an insulin bolus had better glycemic outcomes, **achieving more than 70% time in range among those who responded to these alerts** within less than 10 minutes."

Andrea Laurenzi, MD (Italy)



DIABETIC
Medicine
DIABETES UK
WILEY

minimed

† The sensor shape and appearance is a mark of Abbott.

MiniMed Flex™


minimed
100 mg/dL
3 min ago
Active insulin 0.3 U
Devices
Settings
9:38
100 mg/dL
Active insulin 0.3U
App Store
Google Play

†

1.5M users on durable pumps

Slim and compact tubed pump AID system

- 300-unit reservoir for higher insulin needs
- Clean and modern waterproof design
- iOS and Android at launch with optional app manager (locked phone)
- SmartGuard™ algorithm with Meal Detection™ tech

Strategic advantage

- Next-Gen sleek design and smart phone control
- Minimal interruptions: as few as 6 pokes a month vs. 12-18 of other AID systems
- 7-day battery life: charges in just 30 minutes
- Highly durable with no screen that can crack
- Compatible with existing reservoirs and sets
- Leading clinical outcomes with proven algorithm

Launch Update

US launch with Simplera™ June'26, with Instinct Aug'26

EU launch expected Nov'26

† The sensor shape and appearance is a mark of Abbott.

MiniMed Fit™*


minimed
100 mg/dL
3 min ago
Active insulin 0.3 U
Devices
Settings
9:38
100 mg/dL
3 min ago
Active insulin 0.3U
App Store
Google Play
†

0.5M on patch pumps

Up to seven-day wear patch pump system

- 300-unit reservoir for higher insulin needs
- Disposable, sustainable waterproof 2-piece design
- Internal serter is part of the consumable
- 2 reusables per patient, 3-year longevity
- SmartGuard™ algorithm with Meal Detection™ tech

Launch Update

US submitted Aug'26, launch expected Summer'27

EU TBA

Strategic advantage

- Differentiated reservoir size and wear life
- Proven seven-day cannula technology
- Persistent BLE connectivity and Field Upgradeable
- Simple consumable component design enables high volume manufacturing (no electronics)
- Ships 6 consumables per month vs 10 for PODD
- Leading clinical outcomes with proven algorithm

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*Expected features

† The sensor shape and appearance is a mark of Abbott.

MiniMed Fit™ is highly differentiated for Type 1 and Type 2...

	MiniMed Fit™*	Insulet Omnipod 5	Other future competitors[12]
Algorithm with class-leading TIR	✓	✗	✗
300-unit reservoir	✓	✗	✗
Disposable, 7-days wear time	✓	✗	?
Persistent Bluetooth connectivity	✓	✗	?
Scaled manufacturing / economics	✓	✓	?
Scaled sterilization capability	✓	✓	?
Proven soft cannula tech (comfort)	✓	✓	?
US pharmacy channel access	✓	✓	?

minimed

*Expected features

…and designed for high volume manufacturing, ready to scale

MiniMed Fit™

Low-volume components contain electronics, high-volume components are entirely mechanical and simple to make

Cannula and reservoir designs leverage technology to make a low-cost product and scalable

Designed for low unit costs: nearly twice the wear while not throwing away electronics

Initial capacity at launch will be ~20k patients with plans to scale rapidly for additional demand

Consumable



Reusable



Common components with MiniMed™ 780G/MiniMed Flex™ systems:

- 7-day cannula
- Software, electronics, connectivity
- Algorithm, CareLink™, single app
- Ready for iOS/Android at launch

Only 6 units per month vs. 10 for Omnipod

Vivera™ Gen 3 algorithm is a fully closed loop for type 1 and type 2



Clinical outcomes
>80% TIR
ADA Guideline 70% TIR
<60% TIR
Automated Insulin Delivery (AID)
TANDEM DIABETES CARE
mylife DiabetesCare
Insulet
Beta Bionics
Complicated
Manageable
Simple
Ease of use

Vivera™ is a "level 5" self-driving algorithm

Vivera™ has shown higher TIR and simplicity than Gen 1 competitor algorithms that all require meal announcements (or carb counting)[a]

If users choose to announce meals with Vivera™, TIR is expected to be better than MiniMed™ 780G is today[a]

Launch Update

US pivotal trial fully enrolled Aug'26; expect H2 CY27 launch

EU TBA

True hands-free fully closed loop algorithm

- No carb counting
- No meal announcement
- Easy setup with just TDD[b] input
- At least +70% TIR[a]
- Engaged users can achieve higher TIR
- For Type 1 and Type 2ii populations

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[a] Expected based on feasibility data
[b] Total Daily Dose (of insulin)

Commercial Growth Strategy


Jon,
MiniMed™
780G user

minimed

Experienced global commercial team with reach and depth

minimed
~80 countries

Insulet
16 countries[b]

TANDEM Diabetes Care
23 countries[b]

Medtrum
11 countries[b]

DiabetesCare
16 countries[b]

Beta Bionics
1 country[b]

- 2,800+ dedicated commercial professionals as of April 2026
- 1,300+ dedicated customer care staff
- Decades of experience in emerging markets


Direct
Hybrid
Distributor

Thousands of
Prescribing HCPs

~70%
Direct to patient

659K
Global pump users[a]


US
30%
$3.1B
OUS
70%
FY26 revenue mix

Our model is primarily **direct-to-patient** for selling and fulfilment

[a] Pump system patients only, not including Smart MDI
[b] Sourced from March 2026 Seagrove market report.

Established dedicated U.S. sales team and white-glove service

Tech-enabled, dedicated commercial teams

>1,000 FTEs
Dedicated MiniMed professionals across ~170 US territories

20k+ prescribing HCPs (endos & PCPs)

Comprehensive fulfillment model

Dual channel sales model
Including market access specialists, dedicated pharmacy team, clinical specialists, educators, and inside sales

Supporting patients at every step

Live benefit verifications
Real-time coverage optimization across both pharmacy and DME

Financial assistance programs

White glove service
Single point customer service for 24/7/365 in at least 25 languages

Commercial geographic presence



Density of sales teams
Highest density of insulin prescriptions
Lowest density of insulin prescriptions

Our business model is direct-to-patient for sales and fulfilment

More than 500 direct contracts for DME & Pharmacy

Unique value proposition for payors

- Our products are for insulin-dependent members only → minimize net cost to plan
- Sell value of the "Full Stack" simplicity → drives higher patient adherence
- Outcomes higher than national average[8] → lower health care consumption
- Carelink data enables health economics analysis on claims made by members

DME



blue california
UPMC
Anthem
MOLINA HEALTHCARE
hmsa
KAISER PERMANENTE
BlueCross BlueShield
CENTENE Corporation
Horizon
Independent Health
HCSC
TRICARE
Regence
aetna
Cigna
MedImpact
EXPRESS SCRIPTS
Select Health
Prime THERAPEUTICS
Optum Rx
UnitedHealth Group
zinc HEALTH SERVICES
CVS caremark
Ascent Health Services
NAVITUS
welldyne
EMISAR
ProCare Rx
SCRIPT-CARE

Pharmacy

Long term customer relationship

Unique value proposition for patients

Collect insurance, verify benefits (DME or Pharmacy), provide lowest out-of-pocket co-pay options

We ship products direct, data connection via CareLink™, provide training, service, support for entire system

Enabled by our DME supplier accreditation and pharmacy license

minimed

Q1 FY27
Earnings Update

Strong start to FY27

Strong double digit organic revenue growth to start the year. Results ahead of expectations driven by US growth acceleration and continued robust International growth

US: Double digit growth on strength of **MiniMed Flex™ with Simplera™ launch**, which started in June

International: continued **double-digit growth** on expanded Simplera™ supply and Instinct, made by Abbott, launch

New product launches underway: MiniMed Flex™ with Simplera™ in the US; 780G with Instinct sensor in EU; MiniMed Go™ Smart MDI system global rollout

Pipeline momentum

- **MiniMed Flex™ with Instinct** launched in the US mid-August
- **MiniMed Fit™** patch pump submitted to FDA, ahead of Fall target
- **MiniMed Flex™** received CE Mark, well ahead of our calendar year end target
- **Vivera™ FCL** US pivotal trial for T1 and T2 enrollment complete; on track for CY27 US clearance
- **Next-gen MiniMed extended wear sensor** US IDE approved. Enrollment expected to start in fall CY26

minimed



Masen, MiniMed Champion

Q1 FY27 results

Revenue	Adjusted EBITDA[1]	CGM attachment rate	New pumps sold
$843M	$83.1M	69%	34k
+16.6% reported +15.8% organic[1]	9.9% margin	+100 bps Q/Q +500 bps Y/Y	-17.9% Q/Q +7.7% Y/Y

Product revenue mix


Pumps
$144M I 17%
+Low-20s% Reported Y/Y
Other[2]
Consumables
$261M I 31%
+Low-double digits% Reported Y/Y
CGM
$431M I 51%
+High-teens% Reported Y/Y

Geographic revenue mix


United States
$240M I 28%
+13.1% Org Y/Y[1]
International
$603M I 72%
+16.9% Org Y/Y[1]

1. See "Appendix–GAAP to Non-GAAP Reconciliations" for a reconciliation to the most directly comparable GAAP financial measure.
2. Other $7M / 1%

FY26 results

Revenue	Adjusted EBITDA[1]	CGM attachment rate	New pumps sold
$3,102M	$202M	66%	145k
+8.0% organic[1] +14.2% reported	6.5% margin	+700 bps Y/Y	Unchanged Y/Y

Product revenue mix


Pumps
$546M | 18%
+LSD% Reported Y/Y
Other[2]
Consumables
$956M | 31%
+LDD% Reported Y/Y
CGM
$1,553M | 50%
+HDD%
Reported Y/Y

Geographic revenue mix


United States
$917M | 30%
+LSD% Org Y/Y[1]
International
$2,185M | 70%
+LDD% Org Y/Y[1]

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1. See "Appendix–GAAP to Non-GAAP Reconciliations" for a reconciliation to Net Income, the most directly comparable GAAP financial measure.
2. Other $46M | 1%

Growth acceleration in Q1 FY27

Organic revenue growth[1]


WW
15.8%[3]
$716
$829
Q1FY26
Q1FY27
International
16.9%[3]
$504
$589
Q1FY26
Q1FY27
US
13.1%[3]
$212
$240
Q1FY26
Q1FY27
Approx. Extra Week[2]

New pumps sold (NPS), WW


+8% y/y
32K
34K
Q1FY26
Q1FY27

CGM attachment rate, WW


+100 bps q/q
68%
69%
Q4FY26
Q1 FY27

New product introductions are driving both New Pumps Sold and CGM attachment rate, resulting in Q1 growth acceleration

New pumps sold grew 8% y/y

CGM attachment rate grew 100 bps compared to Q4FY26 and is up 500 bps y/y

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1. See "Appendix– GAAP to Non-GAAP Reconciliations" for a reconciliation to the most directly comparable GAAP financial measure.
2. Note: Q1 FY27 had an extra week, with an estimated benefit to organic revenue growth of approximately 4 to 6%.
3. Includes impact of extra week.

Summary: Innovation. Growth. Execution.

Strong start to FY27

- Strong double digit revenue growth
- US: growth acceleration on MiniMed Flex™ launch
- International: robust, sustained double-digit growth driven by new sensors

Executing on pipeline

- MiniMed Fit™ FDA submitted ahead of Fall expectation
- MiniMed Flex™ CE mark received ahead of schedule
- Vivera™ US pivotal trial fully enrolled
- Next-gen MiniMed extended wear sensor IDE approved

→ Growth accelerating, pipeline advancing, and confidence increasing

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Viktoria, MiniMed Champion

Appendix

Blackstone co-development overview

Funding Provided	• $324M total Blackstone funding recognized as of April 25, 2025 (fully funded) • Includes $212M of funding for MiniMed Flex™ and MiniMed Fit™
Products Covered	• MiniMed Flex™ insulin pump • MiniMed Fit™ patch pump • MiniMed Duo infusion set with CGM/transmitter • An undisclosed development program
Royalty / Payment Terms	• First 2 years following US regulatory approval and launch of each product: Blackstone receives greater of 1) mid-to-high single digit % of net sales for each product; and 2) specified minimum payments up to $162M for each product • After 2 years, mid-to-high single digit royalty % of net sales until aggregate royalty payments since launch reach a certain threshold (low-single digit multiple of aggregate funding) • Once threshold reached, which threshold is a low-single digit royalty % of net sales for 5 years
IP & Ownership	• MiniMed retains all IP; Blackstone has no equity or IP rights
Current Status	• MiniMed Flex™ launched in the U.S. and received CE Mark approval; FDA approval triggered a $157mm one-time Blackstone accrual charge; MiniMed Fit™ submitted to FDA with expected U.S. launch in CY27 • MiniMed Duo terminated for technical infeasibility prior to full funding by Blackstone; royalty obligations survive if the product is commercialized in the future • Settlement reached that terminated the agreement on the undisclosed program

Historical revenue by geography and product category and key business metrics

(in millions, except where noted)	FY25	FY26 - Q1	FY26	FY27 - Q1
Revenue				
U.S.	$903	$212	$917	$240
International	$1,812	$511	$2,185	$603
Total	**$2,715**	**$723**	**$3,102**	**$843**
Pumps	$541	$119	$546	$144
Consumables	$854	$229	$956	$261
CGM	$1,313	$360	$1,553	$431
Other	$6	$15	$46	$7
Total	**$2,715**	**$723**	**$3,102**	**$843**

Note: "Other" Primarily includes net sales generated from the sales of smart insulin pens and services. Amounts in this line also reflect adjustments to the Company's Italian payback accruals resulting from two rulings in 2024 by the Constitutional Court of Italy and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015. For the three months ended April 24, 2026 and April 25, 2025, there were no adjustments to the Italian payback accruals. For the full year ended April 24, 2026 and April 25, 2025, adjustments to the Italian payback accruals were $7 million and $(20) million, respectively.

Key Business Metrics	FY25	FY26 - Q1	FY26	FY27 - Q1
New Pumps Sold	145.3k	31.9k	144.9k	34.4k
Global CGM Attachment Rate	59%	64%	66%	69%

GAAP to Non-GAAP Reconciliations for Financials

Organic Revenue: GAAP to non-GAAP Reconciliations

Organic Revenue Growth 1Q FY27 (Ending July 31, 2026) and 1Q FY26 (Ending July 25, 2025)

Organic Revenue Growth[1]

	Reported Net Sales			Three Months Ended Adjustments		Organic Revenue		
(in millions)	July 31, 2026	July 25, 2025	Growth	July 31, 2026[3]	July 25, 2025	July 31, 2026[3]	July 25, 2025	Growth
U.S.[2]	$240	$212	13.1%	–	–	$240	$212	13.1%
International[2]	603	511	18.1%	$14	$7	589	504	16.9%
Total	$843	$723	16.6%	$14	$7	$829	$716	15.8%

[1] Organic Revenue Growth measures revenue growth trends excluding the impacts of foreign currency rate fluctuations and adjustments to MiniMed's Italian payback accrual for certain prior years since 2015. We use Organic Revenue Growth to assess our performance on a consistent basis by removing the impacts of foreign currency rate fluctuations and adjustments to the Italian payback accrual that we believe do not directly reflect our underlying operations.
[2] U.S. includes the United States and U.S. territories. International includes all other non-U.S. countries.
[3] The three months ended July 31 , 2026, excludes $14 million of revenue adjustments related to favorable currency impact on net sales, and a $7 million benefit from Q1 FY26 related to the Italian payback accrual. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates.

Organic Revenue: GAAP to non-GAAP Reconciliations

Organic Revenue Growth FY26 (Ending April 24, 2026) and FY25 (Ending April 25, 2025)

Organic Revenue Growth FY26 (ending April 24, 2026)

	Reported Net Sales			Fiscal Year Ended Adjustments		Organic Revenue		
(in millions)	April 24, 2026	April 25, 2025	Growth	April 24, 2026[2]	April 25, 2025[3]	April 24, 2026[2]	April 25, 2025[3]	Growth
U.S.[1]	$917	$903	1.5%	–	–	$917	$903	1.5%
International[1]	2,185	1,812	20.6%	$147	$(20)	2,038	1,832	11.2%
Total	$3,102	$2,715	14.2%	$147	$(20)	$2,955	$2,735	8.0%

[1] U.S. includes the United States and U.S. territories. International includes all other non-U.S. countries
[2] The fiscal year ended April 24, 2026 excludes $147 million of revenue adjustments, including a $7 million adjustment in the Italian payback accruals due to changes in estimates as a result of the Legislative Decree published by the Italian government on June 30, 2025 for years 2015 to 2018 and $140 million of favorable currency impact on the remaining net sales. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates
[3] The fiscal year ended April 25, 2025 excludes $20 million of Italian payback accruals as a result of the two July 22, 2024 rulings by the Constitutional Court of Italy for certain prior years since 2015.

Organic Revenue: GAAP to non-GAAP Reconciliations

Organic Revenue Growth FY25 (Ending April 25, 2025) and FY24 (Ending April 26, 2024)

Organic Revenue Growth FY25 (ending April 25, 2025)

	Reported Net Sales			Fiscal Year Ended Adjustments		Organic Revenue		
(in millions)	April 25, 2025	April 26, 2024	Growth	April 25, 2025[2]	April 26, 2024	April 25, 2025[2]	April 26, 2024	Growth
U.S.[1]	$903	$833	8.4%	–	–	$903	$833	8.4%
International[1]	1,812	1,636	10.8%	$(39)	–	1,851	1,636	13.1%
Total	$2,715	$2,469	10.0%	$(39)	–	$2,754	$2,469	11.5%

[1] U.S. includes the United States and U.S. territories. International includes all other non-U.S. countries
[2] Fiscal year 2025 excludes $39 million of revenue adjustments, including $20 million of incremental Italian payback accruals as a result of the two July 22, 2024 rulings by the Constitutional Court for certain prior years since 2015 and $19 million of unfavorable currency impact on the remaining net sales. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates

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Adj. EBITDA: GAAP to non-GAAP Reconciliations

Net Income to Adj. EBITDA Q1 FY26

(in millions, except where noted)	Q1 FY26
Net Income	**$(16)**
(+) Taxes, Interest and Other	3
(+) D&A	39
(+) Stock-Based Compensation	9
(+) Certain Litigation Charges[1]	17
(+) Restructuring and Other Associated Costs[2]	3
(+) Other Adjustments[3]	(7)
(+) Transaction Costs[4]	2
Adj. EBITDA	**$50**

Net Income to Adj. EBITDA Q1 FY27

(in millions, except where noted)	Q1 FY27
Net Income	**$0**
(+) Taxes, Interest and Other	4
(+) D&A	41
(+) Stock-Based Compensation	10
(+) Certain Litigation Charges[1]	(2)
(+) Restructuring and Other Associated Costs[2]	2
(+) Transaction Costs[4]	27
Adj. EBITDA	**$83**

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[1] Charges primarily relate to the Diabetes Pump Retainer Ring litigation and accruals associated with other legal proceedings, including matters resolved during the period.
[2] All periods presented include charges related to employee termination benefits and consulting expenses directly related to the restructuring efforts.
[3] Reflects adjustments to the Company's Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015.
[4] These charges represent costs incurred associated with the Separation.

Adj. EBITDA: GAAP to non-GAAP reconciliations

(in millions, except where noted)	FY24	FY25	FY26 - Q1	FY26	FY27 - Q1
GAAP to Non-GAAP Reconciliation					
Net Income	**(107)**	**($198)**	**($16)**	**($317)**	**-**
(+) Taxes, Interest and Other	38	52	3	128	4
(+) Non-Operating and Interest Expense	0	0		(1)	
(+) D&A	129	143	39	156	41
(+) Stock-Based Compensation	38	41	9	46	10
(+) Certain Litigation Charges[1]	0	165	17	18	(2)
(+) Restructuring and Other Associated Costs[2]	29	25	3	142	2
(+) Other Adjustments[3]	0	20	(7)	(7)	0
(+) Transaction Costs[4]	0	3	2	36	27
(+) Costs to comply with medical device regulations[5]	2	1	0	0	0
(+) Losses on minority investments[6]	1	1	0	1	0
(+) Acquisition-related costs[7]	17	0	0	0	0
Adjusted EBITDA	**$147**	**$253**	**$50**	**$202**	**$83**

[1] The fiscal year ended April 24, 2026 charges primarily relate to the Diabetes Pump Retainer Ring litigation. The fiscal year ended April 25, 2025 charges relate to a contractual dispute resolution under a product funding arrangement.
[2] The fiscal year ended April 24, 2026 primarily includes asset write-offs and contract termination costs associated with the December 2025 plan to terminate a third-party manufacturing agreement. Additionally, all periods presented include charges related to employee termination benefits and consulting expenses directly related to the restructuring efforts.
[3] Reflects adjustments to MiniMed's Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015.
[4] These charges represent costs incurred associated with the Separation.
[5] The charges represent incremental costs of complying with the new European Union medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. MiniMed considers these costs to be duplicative of previously incurred costs and/or one-time costs.
[6] MiniMed excludes unrealized and realized gains and losses on MiniMed's minority investments as MiniMed does not believe that these components of income or expense have a direct correlation to MiniMed's ongoing or future business operations.
[7] These charges primarily relate to losses on foreign currency forward contracts entered into in advance of a previously contemplated business combination.

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Acronyms and glossary

Growth	
LSD	Low-Single Digit
MSD	Mid-Single Digit
HSD	High-Single Digit
LDD	Low-Double Digit
DD	Double Digit

Business Specific	
AID	Automated Insulin Delivery
ADA	American Diabetes Association
CGM	Continuous Glucose Monitor
DME	Durable Medical Equipment
DTP	Direct-to-Patient
FCL	Fully Closed Loop
HCP	Healthcare Professional
MDI	Multiple Daily Injections
MDT	Medtronic
MMED	MiniMed
NPS	New Pumps Sold
OUS	Outside the United States

Business Specific	
PWD	Person / People With Diabetes
SMDI	Smart MDI
T1	Type 1 diabetes
T2	Type 2 diabetes
TAM	Total Addressable Market
TIR	Time in Range

MiniMed Product Glossary	
Instinct	15-day sensor made by Abbott
MiniMed™ 780G	2nd gen durable-pump AID
MiniMed Fit™	3rd gen patch-pump AID
MiniMed Flex™	3rd gen durable pump AID
MiniMed Go™	Smart MDI system
Simplera™	7-day easy-to-wear CGM sensor
SmartGuard™	2nd gen algorithm
Vivera™	3rd gen fully-closed-loop algorithm for Type 1 and Type 2 under pivotal trial

Citations

1. Diabetes organic revenue growth reported by Medtronic.
2. Seagrove partners' SeaTRAKMonitor Q1 2026 data (estimating the compound annual growth rate of the market for our products from 2025 to 2030).
3. MMED estimates <$1B of total $19B revenue from patients outside of intensive insulin population.
4. Seagrove Partners' March 2026 market model.
5. Values obtained from Seagrove Market Reporting of global, and country-level PWD prevalence and therapy adoption (Q3 2025), including over 5 million patients in defined developed markets.
6. Laron-Hirsch, M., et al. Glycemic concordance of Simplera Sync™ and Instinct sensors in MiniMed 780G™ system users: A randomized crossover feasibility study. Diabetes Technology and Therapeutics. DOI:10.1177/15209156261449884.
7. MiniMed 780G™ Real World Evidence uploaded to CareLink as of September 30, 2025 for users on recommended settings.
8. MiniMed MM780G™ Global RWE as of Sept 2025.
9. Published Insulet Omnipod 5 Real World Evidence (Forlenza 2024).
10. Published Tandem Control IQ Real World Evidence (Graham 2024 and Messer 2023).
11. Shah VN et al., "Continuous Glucose Monitoring Profiles in Healthy Nondiabetic Participants: A Multicenter Prospective Study," The Journal of Clinical Endocrinology & Metabolism (2019), 104(10), 4356-4364
12. Based on external statements and releases from competitors, subject to change; competitors include Beta Bionics (Mint) and Tandem (Mobi Tubeless and Sigi).